EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated March 7, 2007 accompanying the consolidated financial statements and schedule (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006), and management’s assessment of the effectiveness of internal control over financial reporting of Theragenics Corporation and Subsidiaries appearing in the 2006 Annual Report of the Company to its shareholders and accompanying the schedule included in the Annual Report on Form 10-K for the year ended December 31, 2006, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Atlanta, Georgia
June 18, 2007